# Annual Report

## Cover Page

Name of issuer:

Blue Gold Works Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 5/13/2017

Physical address of issuer:

17 Meadow Way
Fairfax CA 94930

Website of issuer:

http://www.bluegoldworks.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $103,363.00 | $15,226.00 |
| Cash & Cash Equivalents: | $95,863.00 | $15,226.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Short-term Debt: | $3,118.00 | $272.00 |
| Long-term Debt: | $280,210.00 | $178,000.00 |
| Revenues/Sales: | $1,850.00 | $1,670.00 |
| Cost of Goods Sold: | $2,820.00 | $2,182.00 |
| Taxes Paid: | $800.00 | $800.00 |
| Net Income: | $16,919.00 | $54,888.00 |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

### THE COMPANY

1. Name of issuer:

Blue Gold Works Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

### DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Lynn Langford | Founder/CEO | Blue Gold Works Inc. | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

### OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|

| | | |
|---|---|---|
| Lynn Langford | CEO | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Lynn Langford | 1500.0 Common | 100.0 |

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Cash Flow 1. BGW depends upon revenues from agricultural products. Unless we are able to make timely farming investments in Q2-Q3 2021, we will be unable to plant and harvest our organic Moringa oil and FairTrade Moringa honey in Q1-Q2 2022.

Business interruption from COVID-19 travel restrictions and lockdowns. Pending success of our Wefunder crowdfund raise we will break ground on our BGW WaterWorks in Ghana in Q2-2021. If COVID-19 travel restrictions and lockdowns are re-imposed in Ghana, BGW could suffer delays in the set-up and operation of our mini water treatment plant, serving safe affordable water to 8,000 people daily.

Cash Flow 2. If BGW fails to secure purchase contracts for 20,000 KG of organic Moringa oil and 2,000 KG of FairTrade Moringa honey from a major health care company by Q2-2022, expanding our sustainable water business will be slowed.

Natural catastrophes like droughts, locusts, flooding and climate change resulting in the complete loss of harvests of our Moringa products in 5 countries is a risk. However, Moringa is a drought tolerant, pest resistant, abundant tree, and BGW is constantly evaluating new organic Moringa farming cooperatives across Africa.

Theft and fire. Several years ago one of our sponsored farmers suffered the theft of all 31 of his newly installed solar panels. Accordingly, BGW has budgeted for 24/7 security at the WaterWorks, dog security at the farms, crop insurance for the farmers, as well as all calamity insurance at our processing hubs.

Political and banking system instability in the developing world is an ongoing risk. BGW will remain nimble in our operations to mitigate these risks. For example, BGW recently moved the location of its first WaterWorks from unsettled Nigeria to stable and fair Ghana. BGW has also just added EcoCert certified organic Moringa farming and processing cooperatives in both Ghana and South Africa, capable of suppling 20,000 KG of oil to our group of sponsored farms.

BGW must secure funding of $434K in Q2 2021, to upgrade WaterWorks to full capacity in Ghana and see a significant revenue increase. If we are unable to raise this amount, we will be unable to reach our 2022 projections

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

# Ownership and Capital Structure

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 1,500 | 1,500 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|

Warrants:

Options: 500

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Lynn Langford |
| **Issue date** | 06/14/19 |
| **Amount** | $178,000.00 |
| **Outstanding principal plus interest** | $178,000.00 as of 03/31/21 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |

*The BGW Board agrees as of Jan 2021 to convert all of Lynn Langford's loan to shares at a multiple agreed by the Board at the shareholder's meeting.*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | | No exempt offerings. | | |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Lynn Langford |
| **Amount Invested** | $178,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 06/14/19 |
| **Outstanding principal plus interest** | $178,000.00 as of 03/31/21 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | Founder |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother in law, or sister in law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Blue Gold Works is a Safe Water Enterprise that generates revenue and delivers significant impact at scale. BGW harvests and sells products derived from the Moringa tree.

Celebrating African women waterpreneurs who have already served more than 2

education in their communities. Joining with partners and enabling entrepreneurs all over the planet to serve safe water to 50 million more people over the next 10 years. These projections are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

**Milestones**

Blue Gold Works Inc. was incorporated in the State of Delaware in May 2017.

Since then, we have:

- BGW is one of those rare enterprises that generates revenue AND big impact at scale.

- Satisfaction that comes with taking action to fix the global water crisis

- Peace of mind that comes with aligning one's investments with one's values.

- Our team has more than 95 years of domain appropriate experience for successful management of Blue Gold Works Inc.

- Confidence in knowing that women-centric, entrepreneur-led enterprises perform better than Aid-led ventures.

### Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $1,850 compared to the year ended December 31, 2020, when the Company had revenues of $1,670. Our gross margin was -52.43% in fiscal year 2021, compared to -30.66% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $103,363, including $95,863 in cash. As of December 31, 2020, the Company had $15,226 in total assets, including $15,226 in cash.

- *Net Income.* The Company has had net income of $16,919 and net income of $54,888 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $283,328 for the fiscal year ended December 31, 2021 and $178,272 for the fiscal year ended December 31, 2020.

Refer to Question 26 of this Form C for disclosure of all related party transactions.

### Liquidity & Capital Resources

To-date, the company has been financed with $178,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target of $900,000, our projected runway is 35 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

### Runway & Short/Mid Term Expenses

Blue Gold Works Inc. cash in hand is $34,866, as of April 2022. Over the last three months, revenues have averaged $617/month, cost of goods sold has averaged $833/month, and operational expenses have averaged $8,743/month, for an average burn rate of $8,959 per month. Our intent is to be profitable in 35 months.

Since the date our latest financials cover, no new material changes or trends in Blue Gold Works Inc. have occurred.

anticipate revenue from this purchase to occur in 2023.

BGW received a Grundfos Community Grant of $56,000 in 2021. These funds will be used to develop a pilot WaterWorks clean drinking water facility in Ghana as well as several irrigation sites. Some revenue will be realized in 2022 from these water production projects.

BGW anticipates profitability in 2023 from the sale of Moringa Oil and Honey to high end cosmetic companies. BGW will need a minimum of $200,000 in additional capital to achieve profitability in 2023. In 2022, BGW has received an additional grant from Grundfos and is actively seeking additional grant monies.

BGW continues to self-fund part of the necessary additional capital. In addition to self-funding, additional capital has been received from Grundfos and additional grant funding is being investigated.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

## FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

(1) the financial statements of Blue Gold Works Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Blue Gold Works Inc. included in this Form reflects accurately the information reported on the tax return for Blue Gold Works Inc. filed for the most recently completed fiscal year.

*Lynn Langford*
Founder/CEO

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the

those of the investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

http://www.bluegoldworks.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

issuer liquidates or dissolves in accordance with state law.

## APPENDICES

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird BGW Convertible Note

    BGW Convertible Note

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

Appendix D: Director & Officer Work History

    Lynn Langford

Appendix E: Supporting Documents

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Blue Gold Works Inc.

By

*Lynn Langford*
Founder/CEO

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.*

*Lynn Langford*
Founder/CEO
4/28/2022

( INVITE ANOTHER PERSON TO SIGN )

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

